Exhibit 99.1
ALLOT COMMUNICATIONS LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on August 7, 2013, at 2:30 p.m. [Israel time] at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").
The items that are on the agenda of the Meeting:

1.
To reelect Shraga Katz as a Class I director of the board of directors of the Company, to serve until the 2016 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.	To approve a bonus for 2012 to Rami Hadar, our President and Chief Executive Officer.
3.	To approve the Company’s compensation policy for its officers and directors, as required under a recent amendment to Israeli Companies Law.
4.	To approve an option grant to Shraga Katz.
5.	To approve the bonus plan for each of the years 2013-2015 for our President and CEO.
6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2013 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2012, including a review of the 2012 financial statements.

The date for determining the right of all the shareholders to vote at the meeting is July 1, 2013. The last date for submitting a statement of position is August 6, 2013. The last date for submitting a proxy card is August 6, 2013, at 2:30 p.m. [Israel time]. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.